# PROVIDENT

## Provident Financial Holdings, Inc.

## December 31, 2003

(All share and per share information in the accompanying presentation have been restated to reflect the 3-for-2 stock split announced on December 19, 2003)

**www. myprovident.com**

Provident Financial Holdings, Inc.

# Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2003. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

# Market Highlights

| Provident Financial Holdings, Inc. | |
|---|---|
| Nasdaq NM: | PROV |
| Share price: | $24.18 |
| 52-week range: | $17.53 - $25.33 |
| Shares outstanding | 7,226,888 shares |
| Market cap: | $174.7 million |
| P/E (ttm): | 11.19 |
| EPS (ttm): | $2.16 |
| Div & Yield: | $0.40 (1.65%) |
| Div distribution date: | 06-Feb-04 |
| Div record date: | 20-Jan-04 |
| | |
| As of December 31, 2003. | |

PROVIDENT
Provident Financial Holdings, Inc.

# Organizational chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

# PROV Overview

Provident Financial Holdings, Inc.

**Regional Banking Services Company Based in the Inland Empire Area of Southern California**

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

# PROV Overview

## Southern California



San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

**Provident Bank**

**Full Service Offices:**

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

**Loan Offices:**

- Rancho Santa Margarita
- San Diego

**Provident Bank Mortgage**

**Wholesale Office:**

- Rancho Cucamonga

**Retail Offices:**

- Call Center, Riverside
- City of Industry
- Corona
- Fullerton
- Glendora
- La Quinta
- Rancho Mirage
- Riverside
- Torrance

Provident Financial Holdings, Inc.

## Attractive Inland Empire Market

- Composed of San Bernardino and Riverside Counties
- Second largest PMSA in California with 3.5 million people at January 1, 2003
- One of the few areas in the country that has enjoyed continued job growth through the nationwide slump
- Private sector job growth averaged 5.7% per year from December 1996 through December 2000 compared to 3.5% for all of California
- Has experienced a 45% increase in manufacturing jobs since 1990, compared to a 20% decline statewide and a 40% decline in Los Angeles County
- While the Inland Empire now accounts for only 17% of Southern California's population, it has consistently accounted for over 30% of new home sales and construction; nearly 50% in the last two years
- Strong growth in the western part, adjacent to Los Angeles and Orange Counties, with ample land available for future growth

*Source: Inland Empire Review, November 2003.*

PROVIDENT
Provident Financial Holdings, Inc.

# Business Strategy

## Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

## Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding
- Deposit mix - transaction accounts vs. CDs

## Provident Bank Mortgage

- Loan origination mix - retail vs. wholesale
  purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

# PROV Highlights

| Financial Position: | As of 09/30/2002 | As of 12/31/2003 |
|---|---|---|
| Total assets …………………….. | $ 1.10 billion | $ 1.30 billion |
| Loans held for investment ……. | $ 627.0 million | $ 870.1 million |
| Deposits ……………………….. | $ 708.4 million | $ 810.0 million |
| Equity …………………………… | $ 101.1 million | $ 105.1 million |
| Tangible equity ………………… | $ 101.0 million | $ 105.0 million |

| Financial Results: | Quarter Ended 09/30/2002 | Quarter Ended 12/31/2003 |
|---|---|---|
| Net income …………………….. | $ 3.7 million | $ 3.1 million |
| Return on average equity …….. | 14.25% | 11.90% |
| Return on average assets ……. | 1.46% | 0.99% |
| Net interest margin ……………. | 2.94% | 2.95% |
| Efficiency ratio …………………. | 50.98% | 55.92% |
| Total loan originations ………… | $ 385.2 million | $ 384.2 million |
| Provident Bank ……………… | $ 47.7 million | $ 56.7 million |
| Provident Bank Mortgage …. | $ 337.5 million | $ 327.5 million |

# Quarterly Net Income



(In millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$ -
$3.7
$3.9
$4.6
$4.7
$3.6
$3.1
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Pre-Tax Income - Operating Segments


(In millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$3.6
$2.6
$4.5
$1.9
$4.3
$3.4
$5.0
$2.9
$3.2
$2.9
$2.6
$2.8
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Community Banking
Mortgage Banking

Provident Financial Holdings, Inc.

# Quarterly Net Interest Income


19% C.A.G.R.*
(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$7.1
$7.8
$8.2
$8.4
$8.4
$8.8
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/02 through 12/31/03.

# Non-Interest Income



(In millions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$2.0
$4.1
$1.3
$4.9
$1.8
$4.9
$1.6
$5.2
$1.6
$3.1
$1.4
$2.7
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Gain on Sale of Loans
Other Fees

# Operating Expenses


(In millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$6.7
$7.1
$7.0
$7.2
$7.0
$7.2
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Net Interest Margin


2.96%
2.94%
2.92%
2.90%
2.88%
2.86%
2.84%
2.94%
2.93%
2.96%
2.91%
2.88%
2.95%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# G&A to Average Assets


2.70%
2.60%
2.50%
2.40%
2.30%
2.20%
2.10%
2.65%
2.47%
2.37%
2.34%
2.30%
2.31%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Efficiency Ratio

Provident Financial Holdings, Inc.


56.00%
54.00%
52.00%
50.00%
48.00%
46.00%
44.00%
42.00%
50.98%
50.32%
46.94%
47.27%
53.13%
55.92%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Return on Average Assets


1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.46%
1.36%
1.56%
1.54%
1.18%
0.99%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Return on Average Equity

Provident Financial Holdings, Inc.



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.25%
15.30%
18.34%
18.19%
13.84%
11.90%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Diluted Earnings per Share

Provident Financial Holdings, Inc.


$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
$0.46
$0.50
$0.61
$0.63
$0.49
$0.43
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Book Value per Share



10% C.A.G.R.*
$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$12.90
$12.90
$13.27
$13.27
$13.60
$13.57
$14.29
$14.26
$14.31
$14.28
$14.55
$14.52
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/02 through 12/31/03.

PROVIDENT
Provident Financial Holdings, Inc.

# Community Banking

PROVIDENT
Bank
More like you every day.

# Total Assets



14% C.A.G.R.*
(In millions)
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$1,098
$1,172
$1,182
$1,262
$1,162
$1,298
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/02 through 12/31/03.

# Loan to Investment Mix



(In millions)
$1,200
$1,000
$800
$600
$400
$200
$ -
$304
$627
$307
$675
$309
$702
$297
$744
$236
$788
$291
$870
30% C.A.G.R.*
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate of Loans Held for Investment from 09/30/02 through 12/31/03.

# Provident Bank Loan Originations ("Preferred Loans")

Provident Financial Holdings, Inc.



(In millions)
$70
$60
$50
$40
$30
$20
$10
$ -
$48
$55
$36
$63
$51
$54
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Loan Portfolio Mix
## (Loans Held for Investment)



(In millions)
$700
$600
$500
$400
$300
$200
$100
$ -
$635
$221
$14
As of 12/31/2003
Single-Family
"Preferred Loans"
Other



(In millions)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$431
$176
$21
As of 09/30/2002
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Provident Financial Holdings, Inc.

# Asset Quality

## Non-Performing Assets ("NPA") & NPA to Total Assets


($ in thousands)
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
(Percentage)

| | 09/02 | 12/02 | 03/03 | 06/03 | 09/03 | 12/03 |
|---|---|---|---|---|---|---|
| Non-Performing Assets | $1,535 | $2,017 | $1,007 | $2,025 | $1,415 | $2,497 |
| NPA to Total Assets | 0.14% | 0.17% | 0.09% | 0.16% | 0.12% | 0.19% |

PROVIDENT
Provident Financial Holdings, Inc.

# Transaction Accounts, CDs & Borrowings



(In millions)
$1,200
$1,000
$800
$600
$400
$200
$ -
$262
$355
$353
$337
$328
$383
$313
$311
$432
$368
$291
$463
$244
$273
$518
$357
$253
$557
44% C.A.G.R.*
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

* C.A.G.R. - Compound annual growth rate of Transaction Accounts from the quarter ended 09/30/02 through 12/31/03.

# Deposit Composition


(In millions)
As of 12/31/2003
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$253
$357
$108
$46
$46
CDs
Savings
Interest Checking
Money Market
Non-Interest Checking


(In millions)
As of 09/30/2002
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$354
$179
$93
$49
$33
CDs
Savings
Interest Checking
Money Market
Non-Interest Checking

PROVIDENT™
Provident Financial Holdings, Inc.

# Mortgage Banking

PROVIDENT
Bank Mortgage™

Faster funded home loans.

# Provident Bank Mortgage Loan Originations



(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$82
$256
$105
$322
$82
$302
$93
$390
$126
$343
$138
$192
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Saleable
Portfolio

# PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

| | 09/02 | 12/02 | 03/03 | 06/03 | 09/03 | 12/03 |
|---|---|---|---|---|---|---|
| Refinance | 45% | 58% | 62% | 61% | 55% | 38% |
| Purchase | 55% | 42% | 38% | 39% | 45% | 62% |

(Quarter Ended)

# PBM Retail vs. Wholesale


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Wholesale (%)
Retail (%)

| | 09/02 | 12/02 | 03/03 | 06/03 | 09/03 | 12/03 |
|---|---|---|---|---|---|---|
| Wholesale | 58% | 58% | 59% | 56% | 57% | 66% |
| Retail | 42% | 42% | 41% | 44% | 43% | 34% |

(Quarter Ended)

Provident Financial Holdings, Inc.

# "Low Margin" vs. "High Margin" Products


(In millions)
$350
$300
$250
$200
$150
$100
$50
$ -
$204
$52
$259
$63
$250
$52
$317
$73
$279
$64
$121
$68
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
"Low Margin" Products
"High Margin" Products

# Gain on Sale Margin


1.43%
1.60%
1.42%
1.29%
1.14%
1.54%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

Provident Financial Holdings, Inc.

# Capital Management

# Stockholders' Equity



(In millions)
$107
$106
$105
$104
$103
$102
$101
$100
$99
$98
$97
$96
$101
$100
$101
$107
$102
$105
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

Provident Financial Holdings, Inc.

# Share Repurchase Program



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
(# of Shares)

| | 09/02 | 12/02 | 03/03 | 06/03 | 09/03 | 12/03 |
|---|---|---|---|---|---|---|
| Shares Repurchased | 382,050 | 288,000 | 227,700 | 22,500 | 371,100 | 0 |
| Average Cost per Share | $15.83 | $17.54 | $18.59 | $20.03 | $20.15 | $0.00 |

(Quarter Ended)

Provident Financial Holdings, Inc.

# Cash Dividend per Share



$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$ -
$0.03
$0.03
$0.03
$0.03
$0.07
$0.07
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Consolidated Capital Ratio



9.40%
9.20%
9.00%
8.80%
8.60%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
9.20%
9.20%
8.55%
8.55%
8.58%
8.55%
8.47%
8.45%
8.81%
8.80%
8.10%
8.09%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

# Bank Capital Ratio



Tier 1 Core Capital Ratio
7.38%
6.41%
6.63%
6.50%
7.24%
6.62%
7.40%
7.20%
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
5.80%
09/02
12/02
03/03
06/03
09/03
12/03
(Quarter Ended)

# Stock Performance

Provident Financial Holdings, Inc.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$-

| | Jun 2002 | Sep 2002 | Dec 2002 | Mar 2003 | Jun 2003 | Sep 2003 | Dec 2003 |
|---|---|---|---|---|---|---|---|
| PROV | $100 | $105 | $119 | $127 | $132 | $135 | $164 |
| Nasdaq Bank Index | $100 | $92 | $92 | $89 | $101 | $107 | $119 |
| Nasdaq Stock Index | $100 | $80 | $92 | $92 | $111 | $122 | $137 |

**Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2002 and all dividends were reinvested.**

PROV™
NASDAQ
LISTED

PROVIDENT™
Provident Financial Holdings, Inc.

**www.myprovident.com**